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EXHIBIT 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of dollars, except ratios)

	Years ended December 31,
	2010	2009	2008
Earnings from continuing operations before income taxes	$424	$215	$435
Less: Equity earnings	(59)	(53)	(51)
Add: Total fixed charges deducted from earnings	260	228	261
Dividends received from equity investees	62	34	25

Earnings available for payment of fixed charges	$687	$424	$670

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$249	$222	$253
Portion of operating lease rental deemed to be interest	11	6	8

Total fixed charges deducted from earnings and total fixed charges	260	228	261
Preferred stock dividends (increased to assumed pre-tax amount)			7

Combined fixed charges and preferred stock dividends	$260	$228	$268

Ratio of earnings to fixed charges	2.6	1.9	2.6
Ratio of earnings to combined fixed charges and preferred stock dividends			2.5

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Millions of dollars, except ratios)

	Years ended December 31,
	2007	2006
Earnings from continuing operations before income taxes	$422	$100
Less: Equity earnings	(34)	(23)
Add: Total fixed charges deducted from earnings	363	361
Dividends received from equity investees	22	44

Earnings available for payment of fixed charges	$772	$481

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$349	$349
Portion of operating lease rental deemed to be interest	14	12

Total fixed charges deducted from earnings and total fixed charges	363	361
Preferred stock dividends (increased to assumed pre-tax amount)	28	36

Combined fixed charges and preferred stock dividends	$391	$397

Ratio of earnings to fixed charges	2.1	1.3
Ratio of earnings to combined fixed charges and preferred stock dividends	2.0	1.2

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  EXHIBIT 12